UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

3.11.2026 Final Summary Voting Maps Banco Bradesco S.A. Publicly-Held Company Corporate Taxpayer’s ID No. 0.746.948/0001-12 Annual and Special Shareholders´ Meetings of March 10, 2026 Banco Bradesco S.A. discloses, pursuant to Resolution Nº 81/22 of the Brazilian Securities and Exchange Commission (CVM), the “Final Summary Voting Maps” consolidating the remote votes and the votes cast during the meetings by its shareholders, with the total number of approvals, rejections and abstentions for each of the matters examined, discussed and voted at the Annual and Special Shareholders´ Meetings held, cumulatively, on this date, at 4:00 p.m. Cidade de Deus, Osasco, SP, March 11, 2026 Banco Bradesco S.A. André Costa Carvalho Investor Relations Officer Company 00001 – BANCO BRADESCO S.A. Type of Meeting: SPECIAL SHAREHOLDERS’ MEETING Date of Meeting: March 10, 2026 Voting Period: February 6, 2026 Meeting Time: 4:00 p.m. Until: March 6, 2026 APPROVE (YES) REJECT (NO) ABSTAIN 1 ResolutionTo increase in the stock capital by R$6,670,000,000.00, from R$87,100,000,000.00 to R$93,770,000,000.00, by means of the capitalization of part of the balance of the “Profit Reserves - Legal Reserve” account, without issuing shares, according to Article 169 of Law No. 6 404/76. 4,370,516,103 148,123 9,359,467 2 ResolutionTo provide for the inclusion of a statutory provision allowing the payment of profit sharing to the management, in accordance with the provisions of Article 152, Paragraph 1 of Law 6,404/76, and the authority of the Board of Directors to decide on such profit sharing. 3,963,850,498 393,931,258 22,241,937 3 ResolutionTo reflect in the head of Article 6, of Bylaws, the new amount of the stock capital resulting from the capitalization of reserves, which is subject of proposal to increase in the stock capital by R$6,670,000,000.00, from R$87,100,000,000.00 to R$93,770,000,000.00. 4,317,771,291 52,889,726 9,362,676 4 ResolutionTo include, in Bylaws, Paragraph 6 in Article 7 and amend the wording of item “p” of Article 9, resulting from proposal to include a statutory provision to allow the payment of profit sharing to the management and the authority of the Board of Directors to decide on such profit sharing. 3,910,178,358 446,074,544 23,770,791 RESOLUTION´S CODE RESOLUTION DESCRIPTION VOTE OF THE RESOLUTION AND QUANTITY OF SHARES Final Summary Voting Map Company 00001 – BANCO BRADESCO S.A. Type of Meeting: ANNUAL SHAREHOLDERS’ MEETING Date of Meeting: March 10, 2026 Voting Period: February 6, 2026 Meeting Time: 4:00 p.m. Until: March 6, 2026 APPROVE (YES) REJECT (NO) ABSTAIN 1 ResolutionTo acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2025. 4,270,153,029 30,763 98,531,842 2 ResolutionTo allocate the net income of the 2025 fiscal year, as detailed in the Manual of the Shareholders´ Meeting available at https://www.bradescori.com.br/en/bradesco/corporate-governance/shareholders-meetings/proposals-manuals/ 4,367,859,575 113,245 742,814 3 ResolutionControlling shareholders´ proposal for definition of eleven (11) members to the Board of Directors. 4,367,325,197 692,202 698,235 5.1 Individual Election Board of Diretors Election of the Board of Directors per candidate - limit of vacancies to be filled: 11. Appointment of candidates for the Board of Directors (the shareholder may appoint as many candidates as there are vacancies to be filled in the general election. The votes indicated in this field will not be considered if the shareholder holding voting shares also fills in the fields present in the separate election of a board of directors´ member and if the separate election to which these fields refer occurs)Limit of vacancies to be filed 11Luiz Carlos Trabuco Cappi 4,290,307,275 76,628,120 1,780,239 5.2 Individual Election Board of Diretors Alexandre da Silva Glüher 4,323,356,849 43,832,600 1,526,185 5.3 Individual Election Board of Diretors Denise Aguiar Alvarez 4,338,132,081 29,054,090 1,529,463 5.4 Individual Election Board of Diretors Rogério Pedro Câmara 4,235,637,800 131,547,350 1,530,484 5.5 Individual Election Board of Diretors Mauricio Machado de Minas 4,295,225,355 71,959,544 1,530,735 5.6 Individual Election Board of Diretors Rubens Aguiar Alvarez 4,341,924,633 25,191,323 1,599,678 5.7 Individual Election Board of Diretors Ivan Luiz Gontijo Junior 4,350,104,237 17,010,202 1,601,195 5.8 Individual Election Board of Diretors Paulo Roberto Simões da Cunha (Independent Member) 4,359,791,659 7,415,639 1,508,336 5.9 Individual Election Board of Diretors Denise Pauli Pavarina (Independent Member) 4,358,778,841 8,422,758 1,514,035 5.10 Individual Election Board of Diretors Regina Helena Jorge Nunes (Independent Member) 4,367,144,250 61,920 1,509,464 5.11 Individual Election Board of Diretors Paulo Rogério Caffarelli (Independent Member) 4,367,166,294 46,168 1,503,172 10 Fiscal Council Election - Company CoalitionElection of the Fiscal Council by a single coalition. Indication of all names that compose the coalition – Controlling ShareholdersJose Maria Soares Nunes / Marcos Aparecido Galende, Joaquim Caxias Romão / Joaquim Kiyoshi Kavakama and Ava Cohn / Vicente Carmo Santo 4,350,673,507 50,555 17,991,572 12 ResolutionTo fix the overall management remuneration for the 2026 fiscal year, in the amount of R$873,048,000.00, as well as the funds to cover the Pension Plan, in the amount of R$36,952,000.00. 4,274,100,203 76,676,063 17,939,368 13 ResolutionTo fix the remuneration of the members of the Fiscal Council for the 2026 fiscal year, of which R$46,150.00 for the effective members and R$6,000.00 for the alternate members. 4,348,937,434 27,855 19,750,345 VOTE OF THE RESOLUTION AND QUANTITY OF SHARES RESOLUTION DESCRIPTION RESOLUTION´S CODE Final Summary Voting Map

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.